Exhibit 99.1

December 22, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: as above

Wipro and METRO AG sign strategic digital and IT deal

Wipro to take over METRO-NOM GMBH and METRO Systems Romania S.R.L.,

enabling METRO AG to simplify and streamline business while focusing on serving the wholesale food sector

Düsseldorf, Germany, East Brunswick, New Jersey, USA and Bangalore, India – December 22, 2020: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting, and business process services company, today announced a significant strategic digital and IT partnership deal with METRO AG, the leading global wholesale company that is redefining the food service distribution industry.

As a part of this transaction, Wipro will take over the IT units of METRO AG — METRO-NOM GMBH in Germany and METRO Systems Romania S.R.L. Through this partnership, more than 1,300 employees across Germany, Romania and India will transfer to Wipro, providing them with new opportunities to advance their careers, access innovation, work with leading digital technologies and adopt new ways of working that enable agility, speed and scale in engineering.

The estimated deal value for the duration of the first 5 years is approximately $700 million. With the intention to extend up to 4 additional years, it can be a potential spend of up to $1 billion. Wipro will deliver a complete technology, engineering and solutions transformation program for METRO as it positions itself as a Wholesale 360-degree provider in the hotel, restaurant and catering food industry fuelled by quality, focus and flexibility. Wipro’s transformation program will encompass cloud, data center services, workplace and network services, along with application development and operations to provide an integrated, flexible and robust digital infrastructure to help drive METRO’s transformation agenda.

“We are at a stage where we want to focus on the activities that are going to give us the strongest possible competitive advantage and to do that, we need to be confident in the digital infrastructure that underpins our growth. Partnering with Wipro allows us to simplify and streamline our IT landscape, and critically gives us access to innovation and the best digital practices,” commented Timo Salzsieder, CIO, METRO AG. “The Metronomians who are transferring across to Wipro are going to have access to leading edge innovations that will accelerate their careers. I look forward to the continued close collaboration and partnership with the Metronomians who will continue to support our IT needs in 25 METRO countries.”

At the heart of the partnership is the formation of a joint Transformation Office and Innovation Council that will guide the businesses through the transformation and ensure collaborative innovation throughout the partnership.

Thierry Delaporte, Chief Executive Officer and Managing Director, Wipro Limited said, “Like us, METRO AG is focused on leveraging digital transformation for competitive advantage. Wipro’s role is to make that transformation efficient and effective. Equally important for us is welcoming 1,300 new colleagues to Wipro and ensuring this move is positive and empowering for each of them. Wipro and METRO share a great deal in terms of culture and values, which has guided our discussions throughout, and led to the formation of the joint Transformation and Co-Innovation Council. Our relationship with METRO is a significant and strategic partnership.”

As previously announced, Wipro also plans to launch a Digital Innovation Hub in Düsseldorf, Germany to support METRO and other clients in the region. The proposed Digital Innovation Hub will serve as Wipro’s flagship centre in Europe and enable organisations to cross skill and upskill, besides supporting talent development in local communities. The Digital Innovation Hub will aim to galvanise adoption of new skills and technologies by companies to innovate and re-imagine their products and services, improve operational efficiencies, and drive customer and employee delight, thereby transforming their ability to compete and thrive in the market.

The take over is subject to customary closing conditions and regulatory approvals and is expected to close on or before April 30, 2021. The transaction was assisted by the global strategy consulting firm EY-Parthenon.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About METRO AG

METRO is a leading international wholesale company with food and non-food assortments that specialises on serving the needs of hotels, restaurants and caterers (HoReCa) as well as independent traders. Around the world, METRO has more than 16 million customers who can choose whether to shop in one of the large-format stores, order online and collect their purchases at the store or have them delivered. METRO in addition also supports the competitiveness of entrepreneurs and own businesses with digital solutions and thereby contributes to cultural diversity in retail and hospitality. Sustainability is a key pillar of METRO’s business. METRO has been listed in the Dow Jones Sustainability Index for 7 consecutive years. The company operates in 34 countries and employs more than 97,000 people worldwide. In financial year 2019/20, METRO generated sales of €25.6 billion. For more information, please visit www.metroag.de

Media Contact:

Purnima Burman

Wipro Limited

purnima.burman@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	METRO-nom GmbH and its subsidiary METRO Systems Romania S.R.L. (“METRO-nom”)
2	Related party transaction	No
3	Industry of Target entity	Information Technology enabled services
4	Acquisition objectives

As part of a strategic partnership, Wipro will take over the IT units of METRO AG — METRO-NOM GMBH in Germany and METRO Systems Romania S.R.L. Through this partnership, more than 1,300 employees across Germany, Romania and India will transfer to Wipro.

Wipro will deliver a complete technology, engineering and solutions transformation program for METRO as it positions itself as a Wholesale 360-degree provider in the hotel, restaurant and catering food industry fueled by quality, focus and flexibility. Wipro’s transformation program will encompass cloud, data center services, workplace and network services, along with application development and operations to provide an integrated, flexible and robust digital infrastructure to help drive METRO’s transformation agenda.

5	Government & regulatory Approval required

– Antitrust approval from the German Federal Cartel Office (FCO)

– Antitrust approval from Antimonopoly Committee of Ukraine

– Approval from German Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie)

6	Time period for completion	The transaction is expected to be completed on or before April 30, 2021, subject to receipt of regulatory approvals and customary closing conditions.
7	Nature of consideration	Cash
8	Purchase consideration	EUR 40 Mn*
9	Shares acquired	100%
10	Target Information

METRO-nom GmbH is a limited liability company incorporated in the year 1983 and organized under the laws of Germany with its registered office at Metro Straße 12, 40235 Düsseldorf, Germany and is engaged in business of IT and ITES services, inter alia, related to information technology and related services.

Historical Revenues**

FY19 (year ending Sep’19) - EUR 133.5 Million

FY20 (year ending Sep’20) - EUR 120.1 Million

*Subject to adjustments based on the financials at the time of completion of the transaction

**Pro-forma revenue numbers for the relevant periods attributable to the business proposed to be taken over by Wipro